SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG.Philips LCD Forms a Strategic Alliance with Toshiba for LCD TV Business in Europe

Seoul, Korea (October 10, 2006) - LG.Philips LCD [NYSE: LPL, KRX: 034220], a leading manufacturer of thin-film transistor liquid crystal display (TFT-LCD) technology, announced today that it has forged a strategic alliance with Toshiba Corporation [TSE: 6502] to jointly develop their positions in the growing European LCD TV market which is emerging as one of the world’s largest markets for LCD TVs.

Under the terms of the agreement, Toshiba will take a 19.9% equity participation in LG.Philips LCD’s subsidiary in Poland currently under construction in Wroclaw, Poland. In addition to this direct investment, the new partnership will allow both companies to work closely together on better aligning new product development and manufacturing goals. Establishing better global customer alignment is one of the stated goals of LG.Philips LCD. Toshiba will also benefit from this relationship by securing a steady supply of LCD panels from this plant.

Mr. Bon Joon Koo, Vice Chairman and CEO at LG.Philips LCD, said, “Through this strategic partnership, both LG.Philips LCD and Toshiba will build a strong foundation for growth in the European market. We hope it will serve as a model for additional strategic alliances between LG.Philips LCD and global TV manufacturers around the world.”

“Our partnership with LG.Philips LCD is an important step toward reinforcing Toshiba’s presence in the trans-European TV business,” said Mr. Toshio Yonezawa, Corporate Senior Executive Vice President of Toshiba Corporation. “LG.Philips LCD is a leading supplier in the global market for LCD panels and we will leverage this relationship to build an advantageous position in Europe and to provide high quality and competitive products to the market.”

Construction of LG.Philips LCD’s LCD module plant in Wroclaw, Poland, began on June 14, 2006. A module line with annual production capacity of 3 million units is scheduled to be completed by the first quarter of 2007.

According to DisplaySearch, Europe accounted for 41% of the global LCD TV market in 2005 and the European LCD TV market is expected to grow at a CAGR of 35.4% from 2005 and expand more than three-fold by 2009.

About Toshiba:

Toshiba, a world leader in high technology, is a diversified manufacturer and marketer of advanced electronic and electrical products spanning information & communications equipment and systems, digital consumer products, electronic devices and components, power systems, industrial and social infrastructure systems, and home appliances. Under its mid-term business plan, Toshiba is promoting initiatives for sustained growth that will support its continued development as a highly profitable group of companies active in both high growth and stable growth businesses. Toshiba has 172,000 employees worldwide and annual sales of over US$54 billion. Visit Toshiba’s web site at www.toshiba.co.jp/index.htm.

About LG.Philips LCD

LG.Philips LCD [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels. The Company manufactures TFT-LCD panels in a wide range of sizes and specifications for use in televisions, notebook computers, desktop monitors and applications. Headquartered in Seoul, South Korea, LG.Philips LCD currently operates seven fabrication facilities in Korea and has approximately 21,000 employees in locations around the world.

For more information about the Company, please visit http://www.lgphilips-lcd.com.

LG.Philips LCD makes “Technology you can see!”

Forward-Looking Statement Disclaimer

This press release may contain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact:	Bang-Soo Lee, VP, Public Affairs & PR	Sue Kim, Senior Manager, Corporate PR
	LG.Philips LCD	LG.Philips LCD
	Phone: +822-3777-1020	Phone: +822-3777-0970
	E-mail: bsleeb@lgphilips-lcd.com	E-mail: sue.kim@lgphilips-lcd.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: October 10, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer